24-10166



FORM 1-A. Offering Statement under Regulation A for P & M Entertainment, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



P & M Entertainment, Inc.
[Exact name of Issuer as specified in its charter]

State of Delaware
[State or other jurisdiction of incorporation or organization]

P.O. Box 1322, Hagerstown, Maryland 21741, (240) 675-4404
[Address, including zip code, and telephone number, including area code of Issuer's principal executive office]

Craig W. Price, P.O. Box 1322, Hagerstown, Maryland 21741, (240) 675-4404
[Name, address, including zip code, and telephone number, including area code, of agent for service]

7200
[Primary standard Industrial Classification Code Number]

91-2199593
[I.R.S. Employer Identification Number]

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item is presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the Issuer's Directors;

Craig W. Price

9603 Morning Dew Court
Hagerstown, Maryland 21740

Adam Glasser
3907 Sepulveda Blvd.
Sherman Oaks, California 91403

(b) the Issuer's Officers;

Craig W. Price
President
9603 Morning Dew Court
Hagerstown, Maryland 21740

(c) the Issuer's General Partner;

Not applicable

(d) record owners of 5 percent or more of any class of the Issuer's equity securities;

As of the effective date of the Offering, Craig W. Price owns 50,000,000[1] Shares, or 96.15%[2] of the Common Stock of the Issuer's Equity Securities.

(e) beneficial owners of 5 percent or more of any class of the Issuer's equity securities;

The record owners described in (d) above are the only owners as of this date that own 5 percent of any class of Issuer's equity securities.

(f) promoters of the Issuer;

Not applicable.

(g) affiliates of the Issuer;

Not applicable.

(h) counsel to the Issuer with respect to the proposed offering;

---

[1] This includes the 50,000 for 1 split of the Issuer's Common Stock that is to be executed simultaneously with the filing of this 1-A Offering.

[2] This number reflects Adam Glasser's options to acquire six million (6,000,000) Shares of the Common Stock of the Issuer's Securities, that vest at the rate of 2 million Shares per year over 3 years, at a price of $0.01 per Share. Mr. Glasser is due to receive 2,000,000 of these shares within 90 days of the effective date of this Offering. In addition, it is the Company's intention to issue stock options to each of the Regional Managers (as that term is defined in the Offering Circular), which stock options shall represent 166,000 shares each, or in the aggregate, 2,324,000 shares of the Company's Common Stock. The shares underlying these stock options are not reflected in the calculation of Mr. Price percentage of ownership.

Dennis C. O'Rourke
Moritt, Hock, Hamroff & Horowitz, LLP
400 Garden City Plaza
Garden City, New York 11530

(i) each Underwriter with respect to the proposed offering;

The Issuer does not presently, nor does it intend to utilize an underwriter for this Offering.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partner; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

Not applicable.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered

There are no dealers, underwriters or salespersons in connection with this Offering. The Issuer will market and sell the Shares solely to investors known to the Issuer's directors in California, New York and Maryland.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable

ITEM 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable, there are no experts named in the offering statement

ITEM 9. Use of a Solicitation of Interest Document

Not applicable, no such written documents or broadcast scripts were used prior to the filing of this notification.

SIGNATURE

The Issuer has caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hagerstown, State of Maryland, on December 5, 2006.

P&M ENTERTAINMENT, INC.

By: 

Craig W. Price
President

CONFIDENTIAL OFFERING CIRCULAR

P&M ENTERTAINMENT, INC.

Up to $500,000.00
10,000,000 Common Stock Shares
Effective Date of Offering: January 16, 2007

P&M ENTERTAINMENT, INC., a Delaware corporation ("we," "our," "P&M," or the "Company") is offering up to 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") at a purchase price of $0.05 per share.

This Confidential Offering Circular (the "Offering") is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurances that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. There is no underwriter associated with this Offering.

The Offering will begin on the effective date stated above and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the effective date hereof.

Any inquiries or requests for additional information or documents should be made in writing to the Company at the following address: P&M Entertainment, Inc., ATTN: Craig W. Price, P.O. Box 1322, Hagerstown, Maryland 21741. The Company can also be reached via telephone at (240) 675-4404.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Distribution of Proceeds

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer if Maximum Amount Sold
Per Share Total	$0.05	Not Applicable	$500,000.00

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

THE COMPANY

Legal Corporate Name: **P&M ENTERTAINMENT, INC.**
State and Date of Incorporation: **Delaware, June 20, 2003**
Street address of principal office: **PO Box 1322, Hagerstown, Maryland 21741**
Telephone Number: **(240) 675-4404 or toll free (877) 497-6733**
Fiscal Year End date: **December 31, 2006**
Officer(s) to contact with respect to the offering: **Craig W. Price – President**

P&M ENTERTAINMENT, INC., a Delaware corporation ("we," "our," "P&M," or the "Company") is engaged in the exotic entertainment party industry, as well as the adult toy industry.

A maximum of 10,000,000 shares of Common Stock (the "Common Stock," or the "Shares") are being offered to the public at $0.05 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective, and no escrow accounts has been, or will be, established for the subscriptions made pursuant to this Offering as subscriptions will be made directly to the Company. A maximum amount of $500,000.00 is sought to be raised from this Offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the National Association of Securities Dealers.

Of the Shares of the Company offered hereby, all Shares are being offered by the Company and no Shares are being offered by the Company's Shareholders. The Company will receive all proceeds from the sale of the Shares, after expenses and any applicable brokers' compensation. Prior to the effective date of this Offering, there has been no public market for the Common Stock.

This Space Intentionally Left Blank.

RISK FACTORS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Offering.

The following Risk Factors, in addition to the other information contained in this Offering, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in the section "Business and Properties," as well as those discussed elsewhere in this Offering.

The Business Relationship with Adam Glasser May Terminate. The Company relies heavily on its Licensing Agreement with Adam Glasser wherein the Company obtained an exclusive license to use the "Seymore Butts" trademark. If that Agreement terminates for any reason, it could have a material adverse impact on the Company's business including, but not limited to, the loss of the use of the Seymore Butts brand name for the Ladies Night Parties, and the loss of the adult film stars that Adam Glasser can supply for the Party Bus Events.

Party Bus Accidents. As is set forth below, the Company rents private coach buses for its Party Bus Events. If any of these buses were involved in an accident of any magnitude, it could potentially expose the Company to various liabilities, including but not limited to, insurance and negligence. Such an event could have a material adverse effect on the Company, its reputation, its ability to expand into additional markets and/or its ability to generate adequate revenues.

Laws Affecting the Company are Subject to Change. As of the date of this Offering, the Company asserts that it is in compliance with all federal and applicable states laws that pertain to the Company's business, including, but not limited to, laws that relate to the sale and/or distribution of alcoholic beverages, and public indecency. If these laws change following the date of this Offering, it could potentially subject the Company to expensive compliance efforts as well as legal expenses in association therewith. Accordingly, such a change in the laws that affect the Company's business could have a material adverse effect on the Company.

Physical Altercations Between the Company's Customers and Security Personnel. The Company's services involve adult entertainment and groups of customers that average 15 people per event. While the Company does not, and will not at any time in the future, serve alcoholic beverages during its events, it can make no assurances that its customers will not be drinking before the event and subsequently, get into a physical altercation with either the Company's entertainment or the security personnel provided therewith. In the event of such an altercation, the Company could have numerous material adverse effects including, but not limited to, increased insurance premiums, lawsuits and negative publicity.

Best Efforts Basis; No Escrow For the Shares: This Offering is being made on a "best efforts basis" and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Absence of Regulatory Oversight; Stipulation and Consent Order. The Shares described herein are not being registered under the Securities Act of 1933, as amended (the "1933 Act"), and must be acquired for investment purposes only and not with a view to the distribution thereof. Offers of Shares will be made only to qualified offerees under applicable law. In addition, the Company has not registered and does not intend to register, under the 1940 Investment Company Act (the "1940 Act"). Accordingly, the provisions of the 1940 Act, (which, among other matters, require investment companies to have a majority of disinterested directors, require securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and regulate the relationship between the adviser and the investment company) are not applicable to the Company. Because securities of the Company held by brokers are generally not held in the Company's name, a failure of any such broker is likely to have a greater adverse impact on the Company than if such securities were registered in the Company's name.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"), depending on how many Shares are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's Common Stock and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company.

Lack of Management or Control by Investors. The Investors are not permitted to take part in the management or control of the Company's business, which will be the sole responsibility of the Company's directors. The directors will have virtually unlimited latitude in making investment decisions for the Company. The Investors will not have any authority or power to act for or bind the Company.

Dividends and Distributions. The Company does not presently intend to pay dividends or other distributions to any of the subscribers of this Offering.

Fluctuations in Operating Results. Historically, the Company's operating results have fluctuated, and these fluctuations are expected to continue in the future.

Fluctuations in historical operating results have resulted from many factors, some of which are beyond the Company's control. In the future, these or other factors could have a material adverse impact on the Company's operating results and cause stock price to decrease.

Use of Accounting Estimates. The preparation of the Company's financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the Company to make estimates and assumptions in calculating financial results. The operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

Changing Regulation of Corporate Governance and Public Disclosure. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, the Company's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding required assessment of internal controls over financial reporting and external auditors' audit of that assessment will require the commitment of significant financial and managerial resources.

New Accounting Rules or Standards. The Financial Accounting Standards Board, SEC, or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that the Company presently applies. Such new accounting rules or standards could require significant changes from the way the Company currently reports its financial position, operating results or cash flows. Such changes could be applied on a cumulative or prospective basis. For example, the accounting rules with respect to the accounting for employee stock options is currently under review by the Financial Accounting Standards Board, and may result in changes to the Company's current accounting practice if new rules are promulgated.

Dependence on Key Personnel. If the Company is unable to recruit and retain qualified personnel, it could have a material adverse effect on operating results and stock price.

The Company's success depends in large part on the continued services of executive officers, senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the Company's results of operations. It is also very important that the Company attracts and retains highly skilled personnel to accommodate growth and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Accordingly, the Company may be unable to recruit, train and retain employees. If the Company cannot attract and retain qualified personnel, it could have a material adverse impact on operating results and stock price.

Additional Capital. If the Company's business strategy is not achieved, the Company may require additional financing to fund its operations. This financing may involve incurring debt or selling equity securities. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If the Company incurs debt, the risks associated with the business and with owning the Company's common stock could increase. In addition, any new equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. If the Company is unable to obtain additional financing, its ability to fund its operations and meet future plans could be materially adversely affected.

Additional Financing May Result In Dilution Of Ownership. If the cash generated from the Company's operations is insufficient to satisfy working capital and expenditure requirements, then the Company will need to raise additional funds through the public or private sale of equity or debt securities. The timing and amount of capital requirements will depend upon a number of factors, including cash flow and cash requirements for adult entertainment. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage of ownership of the Company's then-existing shareholders will be reduced. Accordingly, the Company cannot assure that additional financing will be available on terms favorable to the Company. Any future equity financing, if available, may result in dilution to existing shareholders, and debt financing, if available, may include restrictive covenants. Any failure by the Company to procure timely additional financing will have material adverse consequences on business operations.

Forward Looking Statements. This Offering contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "will," "believe," "estimate," "intend," "expect" and similar expressions are generally intended to identify forward looking statements. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this "Risk Factors" discussion, important factors to consider in evaluating such forward-looking statements include changes in external competitive market factors, changes in business strategy or an inability to execute the Company's strategy due to unanticipated changes in the industry or the economy in general and various other competitive factors that may prevent the Company from competing successfully in existing or future markets. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering will be, in fact, realized.

Reliance on Management's Judgment. The management of the Company will have broad discretion with respect to the use of the net proceeds from this Offering, and investors will be relying on the judgment of management regarding the application of these proceeds. The Company currently anticipates using the proceeds for development of products, retention of personnel, expansion of sales and marketing operations, and for working capital. The management may also use a portion of the proceeds for strategic alliances and acquisitions. These investments may not yield a favorable return. Management has only make preliminary determinations of the amount of net proceeds to be used specifically for each of the foregoing purposes based upon current expectations regarding financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as financial performance may differ from current expectations or the business needs may change as the Company's business and the industry it operates in evolve. As a result, the proceeds received in this Offering may be used in a manner significantly different from the Company's current allocation plans. Accordingly, the Company cannot assure investors that the proceeds will be used for purposes that increase the Company's results of operations or the value of the Common Stock purchased in this Offering.

Risks Associated with Possible Acquisitions and Other Strategic Transactions. If the Company cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on operating results and stock price.

Occasionally, the Company may evaluate business opportunities and other strategic transactions that appear to fit within the Company's overall business strategy. The Company may decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

- the difficulty of integrating acquired technologies, operations and personnel with existing operations;
- the difficulty of developing and marketing new products and services;
- the diversion of management's attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;
- exposure to unforeseen liabilities of acquired companies; and
- the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

- charges to income to reflect the amortization of acquired intangible assets;
- write-offs for the impairment of the carrying value of goodwill or other intangible assets;
- interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and
- any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Company stockholders.

Competition. Certain companies have products and provide services which compete with certain products or services offered by the Company. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than the Company does. As a result, certain of these competitors may be able to develop and expand its service offerings more rapidly, adapt to new or emerging technologies and changes in its customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than the Company can. The Company cannot be sure that it will compete successfully with its existing competitors or with any new competitors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

This Space Intentionally Left Blank.

BUSINESS AND PROPERTIES

Summary

P&M Entertainment, Inc. ("we," "our," "P&M," or the "Company"), a Delaware corporation, is engaged in the exotic entertainment party industry, as well as the adult toy party industry. The Company is currently seeking to raise a maximum of $500,000.00 through the sale of 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") to the public at a price of $0.05 per share in order to purchase inventory needed for growth and to support its marketing and promotional development for its existing and new product lines.

The Company has two primary business segments: 1) xXxposed Entertainment ("xXxposed") which focuses on the Exotic Entertainment Party Industry and 2) Ladies Night Parties ("Ladies Night") which focuses on the Adult Toy Industry.

The Company's Products & Services

xXxposed's primary source of business is through the Company's National Party Bus Events (the "Party Bus") and secondary revenue is obtained from booking talent for bachelor parties, bachelorette parties, birthdays and other specialty events such as professional and college sporting events, national/regional fraternity events, adult related trade shows, and spring break festivities.

We believe the xXxposed Party Bus is the largest of its kind that currently operates in the United States. The state of the art coaches, the so-called "Strip Clubs on Wheels," can comfortably hold up to 45 passengers with interior décor that, we believe, consistently provides customers with the feel of being inside the city's hottest night club. The Company's entertainers perform an adult/erotic show right in front of guests as the bus takes a tour around each city. Coaches are currently available in 40 metro cities, running single or multiple tours on Thursday, Friday and Saturday nights. By controlling all facets of the Party Bus – when it runs, where it runs, how many times it runs each day – we believe the Company may be able to provide a controllable, scalable, and steady revenue stream in each market.

The Company establishes high profile start/stop locations (night clubs, comedy clubs, hotels, bars, casinos, etc.) for its Party Bus in each market. These start/stop locations provide great exposure to the public, a steady stream of walk-up clientele as well as those that have pre-booked their seat on the Party Bus via the Company's websites, **www.MyPartyNow.com** and **www.LadiesNightParties.com**.

In conjunction with Brady's Pop Productions, Inc., or more commonly known as "Seymore Butts," xXxposed offers the customer their choice of over 450 adult entertainers who are available to travel to 64 cities nationwide.

Ladies Night's primary source of clients and revenues stem from the Company's in-home Adult Toy Parties, which caters specifically to a female demographic. In essence, it is a Tupperware Party with an adult twist. Featuring a catalog of over 250 adult toys and products, including an exclusive line of Seymore Butts items, Ladies Night representatives provide in-home demonstrations and instructions on how to enjoy the products to their fullest extent.

The Company is seeking to utilize the proceeds realized from this Offering to increase advertising and marketing in its current network of Party Bus events, as well as integrate a massive national network of independent entertainers and toy party representatives in approximately 64 target markets for Ladies Night. We believe that this network may allow the Company to be one of the largest Exotic Entertainment and Adult Toy Party Company in the country.

Supply Contracts

The Company currently has a licensing agreement in place with Pipedream Products, Inc. ("Pipedream"), a California corporation ("Pipedream"), wherein the Company purchases its adult toys. The Company's agreement with Pipedream is an extension of the current agreement with Brady's Pop Productions, Inc., d.b.a. Seymore Butts, wherein the Company can sell its products with the Seymore Butts brand name affixed to them. The Company currently purchases products at well below the normal Pipedreams' wholesale cost. The combination of these two agreements allows the Company to utilize the Seymore Butts trademark on the adult toys that it markets and sells through its Ladies Night representatives.

We believe the relationship with Pipedream is a tremendous value to the growth and success of Ladies Night as well as the Company as a whole. However, the Company does have other vendor relationships in case of any unforeseen issues with its current relationship with Pipedream, thus, it could rapidly transition should the need arise. These additional vendors will allow the Company to purchase products at the same attractive price points that it currently enjoys as well as providing clients with the same level of professionalism and quality service.

The Industry

According to MSNBC, statistics indicate that in the United States 72% of all males and 28% of all females purchase or use adult related services and/or products each year. These figures translate into annual revenues in excess of approximately $11 billion dollars in the United States for the Exotic Entertainment and Adult Toy industries. Total world wide adult entertainment revenue estimates exceed $57 billion dollars annually, according to Family Safe Media.

Industry Segment In Which The Company Operates

xXxposed and Ladies Night have built a national distribution network that targets 64 primary markets but also, the Company believes, is scalable to expand not only in the United States but also into Canada and the United Kingdom where the Company has strong brand recognition due to "Family Business" and its DVD sales.

The Company currently provides entertainers and services in major cities such as New York, Chicago, Los Angeles, Miami, Atlanta, Dallas, Washington D.C., and Las Vegas, where adult related products are prevalent and generally well received. However, the Company feels that a strong presence in secondary markets is invaluable due to the lack of competition. Thus, the Company also provides its services in such secondary markets as Nashville, Pittsburgh, St. Louis, Louisville, Cleveland, Phoenix, and Houston, to name a few.

Competition

The management of the Company believes that in the Exotic Entertainment industry, there are currently a number of small independent companies that service one or two cities/states, and we believe they accomplish this with little to no brand name recognition. In addition, we believe there are a few companies that call themselves "national" but in reality they are not. We plan on differentiating our Company from these companies by having our own entertainers and with the presence of local management in each market is non-existent. Essentially, we believe we can further differentiate our Company by building a recognizable brand name in the Exotic Entertainment industry that has an aggressive, organized exotic entertainment company and can distribute great service or effectively market additional products and services down through our client base in each market.

We believe that while xXxposed has limited competition in the Exotic Entertainment industry, there are 2 strong competitors in the Adult Toy industry: (1) Slumber Parties Inc., a Louisiana corporation; and (2) Passion Parties, Inc., a Nevada corporation. Both of these companies have a strong network of representatives and we believe have experienced great success in this industry nationwide.

The Company believes that Ladies Night can compete and perhaps eventually surpass the competition in the Adult Toy industry due to stronger brand recognition, its exclusive use of the Seymore Butts trademark for its toy line and the ability to market, advertise and distribute products through a larger national network. In addition, the Company utilizes an aggressive network of local management in each market that consistently provides quality service for all clients and events. We believe, most importantly, the Company uses high end materials and motors in its products and, coupled with the Seymore Butts brand name, the Company anticipates that it will become the premier adult toy line supplier.

Market Strategy

The Company is currently expanding and building a national network of independent entertainers and toy party representatives in approximately 64 target markets. We believe this network, once completed, will allow the Company to be the largest Exotic Entertainment and Adult Toy Party Company in the country.

The marketing and advertising effort will consist of a layered approach for each local market. The outline below consists of a combined strategy for the xXxposed and Ladies Night brands which will utilize both adult and mainstream advertising vehicles.

1. **Entertainer Recruitment**: The use of targeted exotic entertainer and model websites such as: http://www.SexyJobs.com, http://www.ModelGig.com, http://www.AdultStaffing.com, http://www.OneModelPlace.com, and http://www.CraigsList.com will be the primary sources to recruit experienced local entertainers in each market. Occasionally, classified ads will be placed in local entertainment guides, newspapers and free local community publications to recruit dancers. We anticipate the local adult and non-adult related nightclubs will provide a great source to use employment flyers to attract quality candidates, as well as referrals of friends and co-workers from newly hired entertainers.

2. **Parties and Event Bookings**: To promote entertainers and services, the Company will initially use a low cost approach, i.e., creating a buzz through guerilla marketing. Using flyers, low-cost direct mail, and solidifying local relationships, the Company believes that this should create a 'word of mouth following' that will allow the Company to launch its products and services in any given particular market. The Company also believes that referrals and references from the Company's existing client base will also play a significant role in establishing a following and creating new and repeat business in each market.

3. **Web Site**: The Company anticipates that a national campaign to give greater exposure to the Company's web site, http://www.MyPartyNow.com, will be developed by the inclusion of keywords on all major search engines. It is anticipated that the addition to the search engine community will be the initial push to drive traffic and increase hits on the Company's site. This will be enhanced by banner exchanges and paid advertisements on high quality national exotic entertainment related sites.

4. **Commercials on Seymore Butts' DVDs**: As a complimentary gift on the Party Bus events, each customer receives a gift bag that includes a Seymore Butts' brand DVD. Each of these DVDs features a commercial for the Company's Party Bus events and for xXxposed and Ladies Night. These commercials, the Company believes, provide the Company with a strong advertising position in the marketplace, as DVDs sold in the normal course of business also feature these commercials.

5. **Traditional Print Media**: The Company currently advertises in local print media by taking out full page advertisements in circulars that distribute freely. These include LA Weekly, Miami New Times, Chicago Reader, Phoenix New Times, Dallas Observer, Cleveland Scene, Steppin' Out Magazine (NY) and Detroit Xtreme Magazine.

We believe a major force behind building our brand recognition will be the Seymore Butts' cable reality show "Family Business" which completed its fourth season on Showtime. Over 6 million viewers have been exposed to the Company's products vis-à-vis numerous episodes that featured the xXxposed and Ladies Night brands, products and services over the past four years.

Family Business was produced and created by Adam Glasser, a member of our Board of Directors. The show is a late night reality series about an average guy trying to make a living in the adult film industry. Featuring a blend of real-life absurd situations and eccentric characters, Family Business focuses on the life of Adam Glasser and his alter ego, "Seymore Butts," who has created over 70 popular adult films.

The Company's Pricing Models

The Company's highest revenue producing service and, the Company believes, its largest growth potential service, is the Party Bus. The Party Bus can comfortably seat up to 45 passengers per tour, with each client paying $150.00 for a minimum of 2 hours. The Company rents the buses at the average rate of $200 per hour for a 3-4 hour minimum, and the average Party Bus features 2-3 entertainers per tour. Each entertainer is hired as an independent contractor and is compensated at the rate of 30% of the gross booking amount for each event. While the total price is determined by the amount of hours booked, the average hourly rate for male entertainers is $225 to $250 per hour and the average hourly rate for female entertainers is $275 to $375 per hour. Higher profile or featured entertainers will have an average hourly rate of $350 to $500 per hour.

To demonstrate, if the Party Bus holds 15 clients, the gross revenue will be $2,250. Accordingly, after $600 for bus rental, $500 for entertainment, and $80 for security, the Company realizes a net profit of $1,070 per tour.

Ladies Night offers a full range of adult related products for its clients. Prices for each product are based upon vendor prices which the Company purchases at wholesale cost. The Company then sells the products to the representatives at the wholesale cost, with an average retail mark up of 3-4 times the wholesale product cost. The average Ladies Night party consist of 15-20 attendees with an average expenditure of approximately $40 per guest.

The Company's retail catalog has items that range from $4.99 to $199.99, with the average product costing approximately $25.00.

The Company's Growth Plan

The Company has launched both xXxposed and Ladies Night in 64 national markets focusing on major metro areas in which the population exceeds 2,000,000 people and the average income approaches $40,000 per year. These markets were in the Company's initial launch due to larger disposable income levels of clients as well as the greater demand for adult related products and services.

Since then, the Company has expanded into smaller markets that have been carefully selected to avoid any legislative issues and local beliefs that may hinder the Company's ability to distribute its products and services. We believe these selected smaller markets provide a similar opportunity to succeed financially due to the lack of competitive products and services in each of those cities.

The Company anticipates that it may be able to become the market leader in both the exotic entertainment and adult toy industry with in 3 - 5 years after receiving necessary capitalization. This will be accomplished by a nationwide recruiting effort. Though some funds will be spent on brand recognition, the majority of our growth expenditures will be utilized to attract as many sales representatives (in the Ladies Night sector) as possible in each market. These representatives shall serve as the liaison between the Company and its customers by going to the customers' homes and educating them as to the proper use of the products with in-home demonstrations.

The Company's goal is to have over 200 sales representatives in place for booking parties and selling products by the end of 2007. The ongoing goal would be to double that number each year thereafter.

The Company's Customer Base

We believe the primary demographic for xXxposed is males and couples between the ages of 21-54 and the primary demographic for Ladies Night are women only between the ages of 18-60

The marketing and advertising effort will consist of a layered approach for each local market launch. The combined strategy for the xXxposed and Ladies Night brands will utilize both adult and mainstream advertising vehicles.

The Company's Employees

The Company currently has 450 Entertainers, 40 Regional Managers, 4 National Directors and 20 Toy Party sales representatives. All of these individuals are contracted for as independent contractors.

Over the next year, the Company intends to expand the support and sales staff. Though all of the Market Regional Managers will remain independent contractors, the Company will be hiring up to 20 individuals that will have employee status with the Company. These individuals will hold such roles and titles in the following areas: operations, administration/clerical, inventory control, event bookers, product sales, marketing/advertising and public relations.

Party Bus Ownership and Insurance

Currently, the Company leases the busses that it uses for its Party Bus Events from local limousine and/or bus companies. The Company maintains its own insurance policies for these busses and is named as an insured party by the company that leases the vehicle. Accordingly, the Company cannot make any assurances that it will continue to operate its Party Bus Events in this manner, nor can any assurance be made that the Company will not face a rise in insurance premiums resulting from an accident on any one of its leased busses. Such a rise in expenditures could have a material adverse effect on the Company and its forward looking statements contained herein.

Property/Assets of the Company

The Company currently has a warehouse located adjacent to Craig Price's residence at 9603 Morning Dew Court, Hagerstown, Maryland 21740. This property is owned by Mr. Price, the Company's President, and he does not charge any rent to the Company for the use thereof.

In addition, the Company's principal offices are located at c/o P.O. Box 1322, Hagerstown, Maryland 21741. This property is currently owned by Mr. Price, and he does not charge any rent to the Company for use of this space.

Intellectual Property

The Company currently has in place a licensing agreement in place with Brady's Pop Productions, Inc. and Adam Glasser wherein the Company is granted the exclusive and full use of the Seymore Butts' name for use within the Exotic Entertainment and Adult Toy Party Industries. This agreement allows the Company to utilize the Seymore Butts name on its line of Adult Toys. In addition, it affords xXxposed with a full range of professional adult entertainers that are under contract with Brady's Pop Productions, Inc., whom customers can hire for the Party Bus events.

Regulation

The Company follows and abides by all local, state and federal laws associated with adult related events, nudity, solicitation; as well as any laws forbidding the sale or distribution of adult related toys or products. Since there are no alcohol sales at any of the Company's events, parties or Party Bus tours, the Company is not subject to regulation in regards to the sale of such beverages.

History of the Company

The Company was formed on June 20th, 2003 under the laws of the state of Delaware. As of the date of this Offering, the Company has not been a participant or object of a merger. Material events in the Company's history are as follows:

- August 2003 – the **www.xXxposedEntertainment.com** website is designed and launched.
- January 2004 – the Company tops 3rd year projected market launch target in its first year of operations by securing 25 regional managers for markets throughout the nation.
- June 2004 – the Seymore Butts' Brand licensing agreement with Brady's Pop Productions, Inc. is established.
- July 2004 – 'Redesigned and Rebranded,' the Seymore Butts' xXxposed Entertainment web site is launched.
- January 2005 – the Company exceeds 200 features entertainers on its website.
- April 2005 – Seymore Butts' xXxposed Entertainment is features on the 3rd season of the Showtime reality series "Family Business."

- September 2005 – xXxposed Entertainment launches its national Party Bus program.
- January 2006 – the website, **www.LadiesNightParties.com** is launched.
- June 2006 – xXxposed Entertainment's Party Bus and Ladies Night Home Parties is featured on the 4th season of the Showtime reality series "Family Business."
- August 2006 – The Company signed an exclusive Party Bus agreement with SCORES Club of Baltimore.

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OFFERING PRICE FACTORS

During the last fiscal year, the Company experienced a net, after-tax earnings of $11,628.

The net tangible book value of the Company, as of the date of this Offering is $80,831. Investors are advised that by purchasing the securities pursuant to this Offering, and the subsequent purchases by other investors, they will experience immediate, and potentially substantial dilution in the value of their Shares.

The Company's Financial Projections

The management believes that the Company can achieve enhanced profitability primarily through the increase utilization of advertising, and hiring more representatives to markets the Company's adult toy line.

This Offering Circular contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company's current judgment on certain issues. Those statements appear in a number of places in this Offering and in the documents incorporated by reference and may include statements regarding, among other matters, the potential future performance of the Company, its underlying investments, fixed income markets and securities markets in general. Because such statements apply to future events, they are subject to risks and uncertainties that could cause the actual results to differ materially from those anticipated in this Offering. Important factors that could cause actual results to differ materially include, but are not limited to: general economic and market conditions – both domestic and international; fluctuations in interest rates; mortgage rates and exchange rates; availability of credit; inflation rates; the availability of adequate insurance; changes in laws and regulations applicable to the Company, or the securities and products purchased on behalf of the Company; and national and international political circumstances. Risk factors that are applicable to the Company are more fully described herein.

Failure to Achieve Financial Milestones

The Company operates on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

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USE OF PROCEEDS

Legal/Accounting/Professional Fees	$50,000.00
Marketing and Advertising	$250,000.00
Consulting Fees, Permits, etc.	$200,000.00

Through this Offering, the Company's management is looking to raise $500,000. The primary use of the proceeds realized from this Offering will be for retaining business consultants and to increase the Company's marketing and advertising presence focusing on promoting the Party Bus and Toy Party segments of the business. Management is confident that the proceeds of this Offering will satisfy the Company's cash requirements for at least the next twelve (12) months, but the Company may seek additional funds in the future to further expand its business operations.

Mr. Craig Price, the Chief Executive Officer and President of the Company, has not received any salary since the Company's inception through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Price a salary of $8,000 per month, but as of this date, no salary has been paid. The Company intends to continue to accrue salary owed to Mr. Price until such time as funds are available to satisfy this obligation.

On September 1, 2006, the Company issued a Note for services to Pegasus Advisory Group, Inc. in the principal amounts of $200,000 bearing interest at the rate of 2% per annum. This Note matures on October 10, 2008 (the "Maturity Date"). In the event that the Company files a Form 1-A which is then deemed qualified by the Securities and Exchange Commission (the "SEC"), the Holder, at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A offering, the Company may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

On August 24, 2006, the Company entered into a Consulting Agreement with JW Financial, LLC ("JW Financial"), a Delaware limited liability company for the purpose of JW Financial providing the Company with expertise in capital raising, shareholder communications and public relations in order to support its business and growth. To compensate JW Financial for its services, the Company agreed to pay fifty thousand dollars ($50,000), which shall be convertible into Common Stock upon the effective date of a Regulation A Offering. If the Regulation A Offering does not take effect, the $50,000 fee shall be waived. JW Financial could also be entitled to an additional $100,000 in fees if during the one year period following the effective date of that agreement, or within 24 months thereafter, the Company experiences a transaction fee savings as is set forth therein.

On June 3, 2004, the Company entered into a Licensing Agreement with Brady's Pop Productions, Inc. (the "Licensor"), wherein the Company acquired an exclusive license to use the Seymore Butts brand name for its xXxposed Party Bus events and its

Ladies Night Parties' toy line. This agreement has a 3 year term with automatic 3 year renewals. Under this agreement, the Company pays a monthly fee to Licensor of fifteen percent (15%) of the Net Revenue generated from the sale of all of Licensee's services and products defined therein. In addition, the Company is to pay Licensor forty percent (40%) of revenue generated from the Market Licensing Fees calculated on all such revenue in excess of the first fifty thousand dollars ($50,000) of revenue that will be allocated to a corporate marketing fund.

The Company is not subject to any unsatisfied judgments, liens or settlement obligations or any amounts thereof.

There is no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations (including any litigation or action involving the Company's Officers, Directors or other key personnel).

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OFFICERS AND KEY PERSONNEL OF THE COMPANY

Name	Age	Position
Craig W. Price 9603 Morning Dew Court Hagerstown, Maryland 21740	38	CEO, President, Director
Adam Glasser 3907 Sepulveda Blvd. Sherman Oaks, California 91403	42	Director

Craig W. Price has over fifteen (15) years of executive management experience within the telecommunications and hi-tech industries. During that time, his responsibilities have included, but are not limited to: operational control of national organizations; the start-up and build-out of companies in over 30 markets; the supervision of over 175 administrative, sales and management personnel; and the design and implementation of national marketing and advertising campaigns.

From 2001 - 2003, Mr. Price served as the Vice President of Sales for Sensible Software, Inc., a software development company where his duties included: achieving budgeted revenue goals; supervising the national sales team; and developing and implementing the company's marketing strategy including print, direct mail and telemarketing.

In 1998, Mr. Price co-founded Wireless Innovations, Inc., a wireless telecommunications consulting company where he served as the Vice President until 2001. During that time, Mr. Price's primary role was to assist existing companies to build and grow their business by providing expertise on leadership training, advertising and marketing, administering sales and revenue campaigns as well as promotions to increase the company's market share. Mr. Price also personally trained and coached all senior management to ensure a high level of achievement in sales and operations.

Adam Glasser has over fifteen (15) years experience in the adult entertainment industry, and his brand of Seymore Butts films, productions and products has made him one of the most successful individuals in the industry's history. Since entering the adult film world in 1992, he has won over 20 awards for his productions. His brand name, sales distributions and fan base extend beyond the United States' borders and reach into Canada, the United Kingdom, the Netherlands, France, Israel and Mexico, to name a few.

Mr. Glasser's achievements and accomplishments include the following:

- Hosted the "Night of 1000 Stars" even for 2 consecutive years;
- Elected as a member of the Board of Directors for the Free Speech Coalition for 2003-2004;
- Produced and starred in Showtime's original series "Family Business" for 4 seasons;

- Produced the first interactive DVD in adult film – "The Interactive Adventure of Seymore Butts;"
- Has produced over 150 films during his career;
- Won the adult CD-ROM game of the year in 1993 and 1995;
- Was the keynote speaker at the University of Southern California's conference "Sexuality and Gender Week;"
- Was an invited speaker at the Wharton School of Business's "The Business of Adult Film" conference;
- Was an invited speaker on "Innovative Adult Retailing" at the Video Software Dealers of America conference.

The Company employs regional managers that operate as independent contractors of the Company (the "Regional Managers"). They are as follows:

- Rachel Milligan
- Jessica Merritt
- James Pattison
- Donnie Sewell
- Ryan Sprance
- Tom Fullerton
- Tim Halsel
- Kevin Stich
- Steven Conley
- Mike Richardson
- Kristina Lee
- Craig Redler
- Mark Nathanson
- Graham Nash

These Regional Managers are paid commissions and bonuses based upon their respective percentages of net revenue that they raise in their assigned markets. In addition, it is the Company's intention to issue stock options to each of these Regional Managers, which stock options shall represent 166,000 shares each, or in the aggregate, 2,324,000 shares of the Company's Common Stock.

DIRECTORS OF THE COMPANY

There are two directors of the Company, pursuant to the Company's bylaws which states: The number of directors which shall constitute the whole board shall be two. A director shall be elected at the annual meeting of the stockholders.

Craig Price has over 15 years in executive management within the telecommunications and hi-tech industries. In addition to being the President and a Director of the Company, he was the founder of xXxposed Entertainment and Ladies Night Parties, the divisions of the Company.

There are no outside directors of the Company. In addition, neither Adam Glasser nor Craig Price has served as a director for any company, partnership, corporation or organization that was in competition with the Company.

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PRINCIPAL STOCKHOLDERS

Owners of 10% of the Company's Common Stock

Name	# of Shares Owned	% of Shares Owned
Craig Price	50,000,000[1]	96.15%

Officer and Director Ownership

Name	# of Shares Owned	% of Shares Owned
Craig Price	50,000,000	96.15%
Adam Glasser	2,000,000[2]	3.85%
Officers and Directors as a Group	52,000,000	100%

Simultaneously with the filing of this Offering, the Company is going to effectuate a stock split at the rate of 50,000 shares for every 1 share of the Company that is issued and outstanding (the "Stock Split"). The Shares that are to be issued pursuant to this Offering shall be deemed to be issued post-Stock Split.

Upon the effective date of this Offering, JW Financial shall be able to convert its $50,000 fee under a Consulting Agreement into Common Stock of the Company. In addition, within the next 12 months, JW Financial shall have the right to convert its 1,000,000 warrants, at $0.10 each, into shares of Common Stock of the Company

Adam Glasser, a director of the Company, has a stock option plan for a total of 6,000,000, that vest at the rate of 2,000,000 per year for 3 years. He is due 2,000,000 shares within 90 days from the Effective Date of this Offering, thus his shares are deemed issued and outstanding under the definitions promulgated by the SEC.

In addition, it is the Company's intention to issue stock options to each of the Regional Managers, which stock options shall represent 166,000 shares each, or in the aggregate, 2,324,000 shares of the Company's Common Stock.

---

[1] This includes the 1,000 shares of Common Stock currently owned and the effect of the 50,000 for 1 Split of the Company's Common Stock that is to be effectuated simultaneously with the filing of this 1-A Circular.

[2] This number reflects Adam Glasser's options to acquire six million (6,000,000) Shares of the Common Stock of the Issuer's Securities, that vest at the rate of 2 million Shares per year over 3 years, at a price of $0.01 per Share. Mr. Glasser is due to receive 2,000,000 of these shares within 90 days of the effective date of this Offering.

FINANCIAL STATEMENTS

The Company's financial statements for the previous two years are attached hereto as **Exhibit A**. The Company is confident that through the full subscription of the securities offered hereby, it can have a net gain in operations in the next 12 months.

Results of Operations for the Ten Months Ended October 31, 2006.

The Company had sales of $44,796 for the ten months ended October 31, 2006. The Company does not accrue sales revenues until orders are actually shipped and deliveries are made.

The Company had net losses of $96,820 for the ten months ended October 31, 2006. The losses are attributable to the increase in operating expenses initiated as part of the enhanced growth plan following 2005. The Company had general administrative expenses of $120,159 for the ten months ended October 31, 2006.

Results of Operations for the Twelve Months Ended December 31, 2005 and 2004

The Company had sales of $52,512 for the twelve-month period ended December 31, 2005 as compared to sales of $33,386 for the twelve-month period ended December 31, 2004. The increase in sales was attributed to the greater ability of the Company to promote its services and the implementation of the licensing agreement with Brady's Pop Productions, Inc.

The Company had net income of $11,628 for the twelve-month period ended December 31, 2005 as compared to net income of $1,221 for the twelve-month period ended December 31, 2004. The increase in income is primarily attributable to the increase in sales of the Ladies Night Parties products.

The Company had general administrative expenses of $29,916 for the twelve-month period ended December 31, 2005 as compared to general administrative expenses of $31,375 for the twelve-month period ended December 31, 2004. The decrease in these expenses was attributed to the reduction of payroll and marketing expenses.

The Company had interest expenses of $2,052 for the twelve-month period ended December 31, 2005 as compared to $214 for the twelve-month period ended December 31, 2004. The increase in these expenses was due to the increase in debt obligations, which caused additional interest accruals.

The principle source of revenue of the Company for the twelve-month period ending December 31, 2005 was through the sale of inventory in the Ladies Night sector and revenues realized through Party Bus events featured on the Company's web site.

Sources of Liquidity

For the ten months ending October 31, 2006, the Company paid for its operations primarily through the sale of goods under its Ladies Night Parties segment. The

Company had notes payable of $2,500 and deferred salary payable in the amount of $80,000 on October 31, 2006.

In comparison, prior to this fiscal year, the Company paid for its operations primarily through capital contributions of its founder.

Gross Margin

The existing gross margin (net sales less cost of such sales as presented in according with Generally Accepted Accounting Principles) for the Company's sales products was 52% for the ten months ended October 31, 2006. The anticipated gross margin for the next 12 months is not expected to change.

Foreign Sales

The Company did not have any foreign sales within the last 12 months, nor did it have any domestic government sales.

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DESCRIPTION OF SECURITIES

Common Stock. The Company is authorized to issue up to 500,000,000 Shares of Common Stock, $0.0001 par value. As of the date of this Offering, the Company has 52,000,000[3] Shares of Common Stock outstanding held by 2 individuals. The holders of the Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock, if any. The Company has never paid a dividend on the Common Stock and has no plans to do so in the immediate future. Upon the liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to ratably receive the net assets of the Company available after the payments of all debts and other liabilities. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of the Common Stock.

The holders of the Common Stock are entitled to one vote per share, either in person or by proxy, on all matters submitted to a vote of shareholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holders of more than Fifty Percent (50%) of the Company's shares of outstanding common stock can, if they choose to do so, elect all of the Company's directors and approve significant corporate transactions. The holders of the Common Stock have no preemptive, subscription, or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares the Preferred Stock described below, or of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock. The Company is authorized to issue up to 100,000 Shares of Preferred Stock, $0.0001 par value. As of the date of this Offering, the Company does not have any shares of Preferred Stock issued and outstanding.

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[3] This figure represents the 50,000,000 Shares that Craig Price will own following the 50,000 for 1 Stock Split.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation and By-laws provide, to the fullest extent permitted by Delaware law, that the officers and directors of the Company who were or are a party or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

Management of the Company has indicated that it intends to offer indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

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CERTAIN INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO POSSIBLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

EXHIBIT A

P&M Entertainment, Inc.

FINANCIAL STATEMENTS

Interim Statement as of October 31, 2006
Unaudited

(Prepared by Management)

P&M Entertainment, Inc.
BALANCE SHEETS
(unaudited)

	(Ten Months Ending) October 31 2006	December 31 2005	December 31 2004
	$	$	$
ASSETS			
CURRENT ASSETS			
Cash and Equivalents	557	14,683	4,361
Inventory (Note 2)	1,112	1,306	
Total current assets	1,669	15,989	4,575
FIXED ASSETS	0	0	0
Total assets	**1,669**	**15,989**	**4,361**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES			
Accounts payable	2,500	0	0
Deferred Salary (Note 5)	80,000	0	0
Total current liabilities	82,500	0	0
Other Liabilities	0	0	0
Total liabilities	82,500	0	0
STOCKHOLDERS' DEFICIENCY			
Preferred stock $0.0001 par value (Note 3) 100,000 shares authorized None outstanding			
Common Stock at $0.0001 par value (Note 4) 500,000,000 shares authorized 1,000 shares issued and outstanding (1,000 December 31, 2005) (1,000 December 31, 2006)	100	100	100
Retained Earnings (Deficit)	(80,931)	15,889	4,261
Total stockholders' deficiency	(80,831)	15,989	4,361
Total liabilities and stockholders' deficiency	**1,669**	**15,989**	**4,361**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

P&M Entertainment, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	(Ten Months Ending) October 31 2006 $	December 31 2005 $	December 31 2004 $
REVENUE	44,796	52,512	33,386
COST OF SALES			
Licensing & Commission Payments	18,035	8,367	585
Cost of Goods – Ladies Night Parties	3,422	549	
OPERATING EXPENSES			
Selling, general and administrative	120,159	29,916	31,375
Income (loss) from operations	(96,820)	13,680	1,435
OTHER			
Interest expense	0	0	0
Other income (expense)	0	0	0
PRE-TAX INCOME (LOSS)	(96,820)	13,680	1,435
Income Taxes	0	2,052	214
NET INCOME (LOSS)	(96,820)	11,628	1,221
NET INCOME (LOSS) PER COMMON SHARE	(96.82)	11.63	1.22
Basic	1,000	1,000	1,000
AVERAGE OUTSTANDING SHARES	(96.82)	11.63	1.22
Basic and fully diluted	1,000	1,000	1,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

P&M Entertainment, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	(Ten Months Ending) October 31 2006	December 31 2005	December 31 2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	(96,820)	11,628	1,221
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation	0	0	0
(Increase) Decrease in Inventory	194	(1,306)	0
Increase (Decrease) in Accounts Payable	2,500	0	0
Increase (Decrease) in Deferred Salary	80,000	0	0
Net Cash Provided (Used) in Operations	(14,126)	10,322	1,221
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of assets	0	0	0
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in notes payable	0	0	0
NET INCREASE IN CASH	(14,126)	10,322	1,221
CASH AT BEGINNING OF PERIOD	14,683	4,361	3,140
CASH AT END OF PERIOD	557	14,683	4,361

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

P&M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Delaware on June 20, 2003 as P&M Entertainment, Inc.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At October 31, 2006, the Company had 1,000 shares of common stock issued and outstanding. Immediately following the filing of this Offering, the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

At October 31, 2006 there were no shares of preferred stock issued or outstanding.

The Company is engaged in providing services in the adult, exotic entertainment industry and selling products in the adult toy industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Inventory
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value (net realizable value). As of October 31, 2006 the Company has not purchased any inventory.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Management believes that it will make adequate provision for estimated returns, allowances and cash discounts, which are accounted for as a reduction of gross sales.

Advertising and Promotional Allowances
The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. *This* Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At October 31, 2006, the Company has not incurred any stock based compensation. The Company has agreed to issue to a consultant 1,000,000 shares of restricted stock for services. Such shares have not yet been issued.

Basic and diluted Net Income (Loss) Per Share
Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. COMMON STOCK
In 2003 the Company issued 1,000 shares of common stock to the founder of the Company. Immediately after the filing of this Offering, the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

4. PREFERRED STOCK
As of October 31, 2006, the Company had not issued any shares of its Preferred Stock.

5. DEFERRED SALARY
Mr. Craig Price, Chief Executive Officer of the Company, received no salary from inception of the Company through December 31, 2005. Beginning January 1, 2006, the Company agreed to pay Mr. Price a salary of $8,000 per month. No salary has been paid to date. The Company intends to continue to accrue salary owed to Mr. Price until such time as funds are available to satisfy this obligation.

6. SUBSEQUENT EVENTS

Immediately after filing this Offering, the Company effectuated a 50,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

On September 1, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.